NOL

06017874

RECEIVED
2006 OCT 25 A 9:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

16 October 2006

By Courier

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement in relation to the NOL Operating Performance for Period 9, 2006. Attached is a copy of the announcement for your attention, please.

Yours faithfully

Marjorie Wee (Ms)
Company Secretary

PROCESSED
NOV 02 2006
THOMSON FINANCIAL

Enc
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Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2006\Letter to SEC (Elliott Staffin) - 16Oct06.DOC

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APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	16-Oct-2006 17:19:04
Announcement No.	00056

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	NOL OPERATING PERFORMANCE FOR PERIOD 9, 2006
Description	Attached is the operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 9) from 26 August 2006 to 22 September 2006.
Attachments:	NOL_Operating_Performance_for_P9_2006.pdf Total size = **29K** (2048K size limit recommended)

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Monthly Operational Update (Unaudited)

Neptune Orient Lines Ltd
456 Alexandra Road, NOL Building
Singapore 119962
Company registration number : 196800632D

16 October 2006

NOL's operating performance year-to-date (YTD) 2006 and for the 4 weeks (Period 9) from 26 August 2006 to 22 September 2006 are as follows:

	YTD 2006	YTD 2005	% Change	Period 9, 2006	Period 9, 2005	% Change
Liner						
a) Volume (FEU)	1,516,700	1,422,200	7	166,800	157,900	6
b) Average Revenue Per FEU (US$/FEU)	2,651	2,825	(6)	2,658	2,939	(10)
Logistics						
Revenue by Biz Segments (US$'000)						
Contract Logistics Services	637,400	610,400	4	71,900	68,100	6
International Services	311,500	305,900	2	42,800	39,600	8
Total	948,900	916,300	4	114,700	107,700	6

* *Summation may not add up due to rounding*

Liner: YTD container volumes grew 7% YoY while Period 9 (P9) volumes increased 6% YoY. YTD average revenues per FEU declined 6% while P9 average revenues per FEU declined 10% over the corresponding period last year.

Logistics: P9 revenues increased 6% YoY, which raised YTD revenues to US$948.9 million, a 4% increase over the corresponding period last year.

Note : Periods 1 and 12 comprise 6 weeks while Periods 2 to 11 comprise 4 weeks.

APL Average Revenue per FEU (updated as at Period 9, 2006)


APL Average Revenue per FEU (2003-2006)
US$/FEU
3,000
2,800
2,600
2,400
2,200
2,000
Period 9, 2006
Y-o-Y : -10%
P1 03
P2 03
P3 03
P4 03
P5 03
P6 03
P7 03
P8 03
P9 03
P10 03
P11 03
P12 03
P1 04
P2 04
P3 04
P4 04
P5 04
P6 04
P7 04
P8 04
P9 04
P10 04
P11 04
P12 04
P1 05
P2 05
P3 05
P4 05
P5 05
P6 05
P7 05
P8 05
P9 05
P10 05
P11 05
P12 05
P1 06
P2 06
P3 06
P4 06
P5 06
P6 06
P7 06
P8 06
P9 06
Period